UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number 001-39476
GreenPower Motor Company Inc.
(Translation of registrant’s name into English)
#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH
99.1 Financial Statements for September 30, 2020
99.2 Management’s Discussion and Analysis for September 30, 2020
99.3 CEO Certification for September 30, 2020
99.4 CFO Certification for September 30, 2020
99.5 Press release dated November 12, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GreenPower Motors Inc.
/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer
Date:  November 12, 2020